The Needham Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin  53202

November 23, 2015

VIA EDGAR TRANSMISSION

Chad Eskildsen
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	The Needham Funds, Inc. (the “Company”) File Nos.: 33-98310 and 811-09114

Dear Mr. Eskildsen,

On behalf of the Company, I am writing in response to oral comments provided on behalf of the Company to representatives of U.S. Bancorp Fund Services, LLC (the “Fund Administrator”), on November 2, 2015, from the U.S. Securities and Exchange Commission Staff (the “Staff”). Comments from the Staff regarded its recent review of the Company’s annual report for management companies for the period ended December 31, 2014 filed on Form NSAR on February 27, 2015 (SEC Accession No. 0001325358-15-000240) (the “Management Company Report”) and annual shareholder report for the period December 31, 2014 filed on Form N-CSR on March 9, 2015 (SEC Accession No. 0001144204-15-014897) (the “Shareholder Report”).  For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Company’s respective responses.

In connection with this response to the Staff’s comments, the Company hereby states the following:

(1)
The Company acknowledges that in connection with the comments made by the Staff regarding reports filed on Form NSAR and Form N-CSR, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)
The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Company represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Funds.

Form NSAR

1.
Staff Comment: Within the Company’s Management Company Report, the Report of Independent Registered Public Accounting Firm does not contain the name or signature of the accounting firm responsible for the Report. Please amend the Management Company Report to include the signed report.

Mr. Chad Eskildsen
United States Securities and Exchange Commission
November 23, 2015

Response: The Company will file an amended Management Company Report to include the name and signature of the accounting firm responsible for the Report of Independent Registered Public Accounting Firm. The Company supplementally notes that the Report of Independent Registered  Public Accounting Firm for the Company’s NSAR-B for the fiscal year ended December 31, 2013, filed on February 28, 2014, did not contain the name or signature of an accounting firm and, as a result, the Company will file an amended report to address these concerns.

Form N-CSR

2.
Staff Comment: The footnote to the Shareholder Report’s Disclosure of Fund Expenses reads “expenses are equal to the average account value times the Portfolio's annualized expense ratio multiplied by the number of days in the most recent fiscal half-year divided by the number of days in the fiscal year.” Please include the actual number of days referenced within the footnote.

Response: The Company undertakes to include such disclosure in future reports, beginning with the next annual shareholder report for the year ended December 31, 2015, filed on Form N-CSR.

3.
Staff Comment: Within the Schedule of Investments in the Company’s Annual Report, the Company discloses an investment in the Dreyfus Treasury Prime Cash Management (a “Money Market Fund”). Please disclose the class of securities held in the Money Market Fund within the Schedule of Investments.

Response: The Company undertakes to include such disclosure in future reports, beginning with the next annual shareholder report for the year ended December 31, 2015, filed on Form N-CSR.

4.
Staff Comment: (a) Within the Shareholder Report, Note 11 of the Notes to Financial Statements entitled ‘Federal Income Taxes’ includes a line item regarding a return of capital for the Needham Aggressive Growth and Small Cap Growth Funds. Please explain why there is no corresponding return of capital disclosed in the Statement of Changes and Financial Highlights.

Response: The comment refers to a $56,369 distribution from the Needham Aggressive Growth Fund (“NAGF”) and a $1,132,201 distribution from the Needham Small Cap Growth Fund (“NSCGF”). NAGF’s distribution amount referenced above was part of a total distribution paid in 2014 of $1,852,789.  NSCGF’s amount referenced above was part of a total distribution paid in 2014 of $3,642,736. These amounts reflect capital gains as of October 31, 2014 that NAGF and NSCGF distributed to shareholders under their required annual excise distributions and are reflected in the December 31, 2014 annual report as follows:

Mr. Chad Eskildsen
United States Securities and Exchange Commission
November 23, 2015

	NGF	NAGF	NSCGF
Ordinary income	$—	$—	$$39,890
Net long-term capital gains	9,182,355	1,796,420	2,470,645
Return of capital	—	56,369	1,132,201
Total distributions paid	$9,182,355	$1,852,789	$3,642,736

NAGF and NSCGF’s annual excise distribution requirements are based on a 12-month period ending October 31, 2014 and were distributed to shareholders on November 25, 2014. By December 31, 2014, however, $56,369 and $1,132,201 in capital gains were erased by capital losses that NAGF and NSCGF incurred, respectively, during the period November 1, 2014 through December 31, 2014.  Consequently, a separate line item in the tax footnotes was used to distinguish between the two characterizations of the total distribution.

NAGF and NSCGF fulfilled their excise requirements as of October 31, 2014; consequently, a return of capital was not warranted by December 31, 2014 and the Statement of Changes and Financial Highlights correctly reflects a no return of capital. The tax footnote in the Notes to Financial Statements correctly distinguishes the portion of capital gain distributions that was erased by capital losses as described above however, the Company undertakes to revise the description of the distribution in future reports to state “Distribution in Excess for Required Excise Distribution” rather than “Return of Capital,” However, beginning with the next annual shareholder report for the year ended December 31, 2015, filed on Form N-CSR.

(b)	Also, please confirm whether a 19a-1 notice was mailed to shareholders of the Company.

Response: There was no 19a-1 notice necessary because the funds fulfilled their excise requirements as of October 31 without returning capital to the shareholders.

(c)	Finally, the tax character for distributions only included fiscal year 2014; please include the tax character for distributions for the two most recent fiscal years.

Response: Regarding including the tax character of distributions for the two most recent fiscal years, the Company undertakes to include such disclosure in future reports, beginning with the next annual shareholder report for the year ended December 31, 2015, filed on Form N-CSR.

Mr. Chad Eskildsen
United States Securities and Exchange Commission
November 23, 2015

If you have any questions regarding the responses to these comments, please do not hesitate to contact Alia Vasquez at U.S. Bancorp Fund Services, LLC on behalf of the Company at 414 -765-6620.

Sincerely,

/s/ James W.  Giangrasso
James W. Giangrasso
Chief Financial Officer, Secretary, and Treasurer, The Needham Funds, Inc.

Cc: Janna Manes, Stroock & Stroock & Lavan LLP